As filed with the Securities and Exchange Commission on July 5, 2023

Registration No. 333-270970

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO

REGISTRATION STATEMENT

UNDER

SCHEDULE B

OF

THE SECURITIES ACT OF 1933

República Oriental del Uruguay

(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Andrés Augusto Durán Hareau

Embassy of Uruguay

1913 I Street N.W., Lobby

Washington, D.C. 20006

Copies to :

Juan G. Giráldez, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

The securities being registered are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit (1)	Proposed Maximum Aggregate Offering Price (1)(2)	Amount of Registration Fee (2)
Debt Securities and/or Warrants	U.S.$5,000,000,000	100%	U.S.$5,000,000,000	U.S.$551,000

(1)	Estimated solely for the purpose of calculating the registration fee.
(2)	Exclusive of accrued interest, if any.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to the provisions of Rule 429 under the Securities Act of 1933, the prospectus contained herein also relates to debt securities and/or warrants having an aggregate principal amount of U.S.$817,198,438.66 or its equivalent in other currencies or currency units, registered under the Registrant’s registration statement No. 333-223463 under Schedule B and not previously sold in the United States. In the event that any previously registered debt securities are offered prior to the effective date of this registration statement, they will not be offered pursuant to any prospectus hereunder.

EXPLANATORY NOTE

This registration statement contains a prospectus, consisting of a cover page and numbered pages 1 through 28, relating to the debt securities and/or warrants to purchase debt securities of República Oriental del Uruguay (the “Republic” or “Uruguay”) with a maximum aggregate principal amount of up to U.S.$5,817,198,438.66 or the equivalent thereof in one or more other currencies or currency units, which may be offered and sold in the United States on or after the effective date of this registration statement. Information concerning pricing, the particular terms of such offer or sale and other matters will be included in one or more prospectus supplements filed in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”).

The debt securities and/or warrants may be offered from time to time pursuant to Release Nos. 33-6248 and 33-6424 under the Securities Act of 1933 as separate issues of debt securities and/or warrants on terms and in the manner to be specified in prospectus supplements to be delivered in connection with each such offering.

CROSS REFERENCE SHEET

Between Schedule B of the

Securities Act of 1933 and the Prospectus

Schedule B Item	Location or Heading in Prospectus
1	Cover Page
2	Use of Proceeds
3	Description of the Securities*
4	*
5	*
6	**
7	Authorized Representative
8	**
9	**
10	Plan of Distribution**
11	***
12	Validity of the Securities
13	***
14	***

*	Additional information may be included in Uruguay’s Annual Report on Form 18-K filed with the Securities and Exchange Commission, as amended from time to time and incorporated by reference herein.
**	Information to be provided from time to time in prospectus supplements to be delivered in connection with the offering of debt securities and/or warrants to purchase debt securities.
***	Information included in Part II to this registration statement or as an exhibit hereto or to be filed by one or more amendments to this registration statement.

PROSPECTUS

República Oriental del Uruguay

Debt Securities

and/or

Warrants to Purchase Debt Securities

Uruguay may from time to time offer and sell its securities in amounts, at prices and on terms to be determined at the time of sale and provided in supplements to this prospectus. Uruguay may offer debt securities in exchange for other debt securities or that are convertible into new debt securities. Uruguay may offer securities having an aggregate principal amount of up to US$5,817,198,438.66 (or the equivalent in other currencies) in the United States. The securities will be direct, general and unconditional foreign debt of Uruguay and will rank equal in right of payment among themselves and with all other unsubordinated foreign debt of Uruguay.

Uruguay may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

The trust indenture described in this prospectus contains collective action clauses with provisions regarding future modifications to the terms of debt securities issued thereunder that are described herein beginning on page 10. Under these provisions, which differ from the terms of Uruguay’s public foreign debt issued prior to the date hereof, modifications affecting the reserve matters listed in the indenture, including modifications to payment and other important terms, may be made with the consent of the holders of: (1) with respect to a single series of debt securities, more than 75% of the aggregate principal amount of the outstanding debt securities of such series; (2) with respect to two or more series of debt securities, if certain “uniformly applicable” requirements are met, more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate; or (3) with respect to two or more series of debt securities, whether or not the “uniformly applicable” requirements are met, more than 66 2⁄3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the proposed modification, taken individually.

This prospectus may not be used to make offers or sales of securities unless accompanied by a prospectus supplement. You should read this prospectus and the prospectus supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

Neither the Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 5, 2023.

ABOUT THIS PROSPECTUS

This prospectus provides a general description of the securities Uruguay may offer under the “shelf” registration statement it has filed with the SEC. Each time Uruguay sells some of these securities, it will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and the accompanying prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

FORWARD-LOOKING STATEMENTS

The following documents relating to Uruguay’s securities offered by this prospectus may contain forward-looking statements:

•	this prospectus;

•	any prospectus supplement;

•	any pricing supplement to a prospectus supplement; and

•	the documents incorporated by reference in this prospectus, any prospectus supplement or any pricing supplement.

Forward-looking statements are statements that are not historical facts, including statements about Uruguay’s beliefs and expectations. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. Uruguay undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. Uruguay cautions you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to:

•

adverse external factors, such as changes in international prices, high international interest rates and recession or low economic growth in Uruguay’s trading partners. Changes in international prices and high international interest rates could increase Uruguay’s current account deficit and budgetary expenditures. Recession or low economic growth in Uruguay’s trading partners could decrease exports (including manufactured goods) from Uruguay, reduce tourism to Uruguay, induce a contraction of the Uruguayan economy and, indirectly, reduce tax revenues and other public sector revenues and adversely affect the country’s fiscal accounts;

•

adverse domestic factors, such as a decline in foreign direct and portfolio investment, increases in domestic inflation, high domestic interest rates and exchange rate volatility and a further deterioration in the health of the domestic banking system. These factors could lead to lower economic growth or a decrease in Uruguay’s international reserves; and

•

other adverse factors, such as climatic or political events, international hostilities and global or national health considerations, including the outbreak of a pandemic or contagious disease, such as the coronavirus (“COVID-19”) pandemic.

DATA DISSEMINATION

On February 18, 2004, Uruguay became the 56th subscriber to the IMF’s Special Data Dissemination Standard or SDDS, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released or the so-called “Advance Release Calendar.” For Uruguay, precise dates or “no-later-than-dates” for the release of data under the SDDS are disseminated in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. The Internet website is located at http://dsbb.imf.org/Pages/SDDS/CtyCtgList.aspx?ctycode=URY. Neither the government nor any dealers, agents or underwriters acting on behalf of Uruguay in connection with the offer and sale of securities as contemplated in this prospectus accept any responsibility for information included on that website, and its contents are not intended to be incorporated by reference into this prospectus.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement, Uruguay will use the net proceeds from the sale of securities for the general purposes of the government of Uruguay, including but not limited to the refinancing, repurchase or retirement of domestic and external indebtedness of the government. Uruguay may also issue securities to be offered in exchange for any of its outstanding securities.

DESCRIPTION OF THE SECURITIES

This prospectus provides a general description of the debt securities and warrants that Uruguay may offer. Each time Uruguay offers securities, Uruguay will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. If the information in this prospectus differs from any prospectus supplement, you should rely on the updated information in the prospectus supplement.

Debt Securities

Uruguay will issue the debt securities under an indenture dated October 27, 2015 (as amended from time to time, the “indenture”) between Uruguay and The Bank of New York Mellon, as trustee. Uruguay has filed the indenture and the forms of debt securities with the SEC. The following description summarizes some of the terms of the debt securities and the indenture. This summary does not contain all of the information that may be important to you as a potential investor in the securities. You should read the prospectus supplement, the indenture and the forms of debt securities before making your investment decision.

General

The prospectus supplement relating to any series of debt securities offered will include specific terms relating to the debt securities of that series. These terms will include some or all of the following:

•	the title;

•	any limit on the aggregate principal amount;

•	the issue price;

•	the maturity date or dates;

•

if the debt securities will bear interest, the interest rate, which may be fixed or floating, the date from which interest will accrue, the interest payment dates and the record dates for interest payment dates;

•	the form of debt security (global or certificated);

•	any mandatory or optional sinking fund provisions;

•	any provisions that allow Uruguay to redeem the debt securities at its option;

•	any provisions that entitle the holders to repayment at their option;

•	the currency in which the debt securities are denominated and the currency in which Uruguay will make payments;

•	the authorized denominations;

•	a description of any index Uruguay will use to determine the amount of principal or any premium or interest payments; and

•	any other terms that do not conflict with the provisions of the indenture.

Uruguay may issue debt securities in exchange for other debt securities or that are convertible into new debt securities. The specific terms of the exchange or conversion of any debt security and the debt security for which it will be exchangeable or to which it will be converted will be described in the prospectus supplement relating to the exchangeable or convertible debt security.

Uruguay may issue debt securities at a discount below their stated principal amount, bearing no interest or interest at a rate that at the time of issuance is below market rates. Uruguay may also issue debt securities that have floating rates of interest but are exchangeable for fixed rate debt securities. Uruguay will describe the applicable U.S. federal income tax consequences that may be associated with an investment in a series of debt securities and other relevant considerations in the prospectus supplements for these offerings.

Uruguay is not required to issue all of its debt securities under the indenture and this prospectus, but instead may issue debt securities other than those described in this prospectus under other indentures and documentation. That documentation may contain different terms from those included in the indenture and described in this prospectus.

Status

The debt securities will constitute direct, general, unconditional and unsubordinated foreign debt (as defined below) of Uruguay for which the full faith and credit of Uruguay is pledged and will not have the benefit of any separate undertaking of other governmental entities (including Banco Central). The debt securities rank and will rank without any preference among themselves and equally with all other unsubordinated foreign debt of Uruguay. It is understood that this provision will not be construed so as to require Uruguay to make payments under the debt securities ratably with payments being made under any other foreign debt.

For this purpose, “foreign debt” means obligations of or guaranteed (whether by contract, statute, or otherwise) by Uruguay or Banco Central for borrowed money or evidenced by bonds, debentures, notes or other similar instruments denominated or payable, or which at the option of the holder thereof may be payable, in a currency other than the local currency of Uruguay.

Payment of Principal and Interest

Uruguay will arrange for payments to be made on global debt securities by wire transfer to the applicable clearing system, or to its nominee or common depositary, as the registered owner of the debt securities, which will receive the funds for distribution to the holders. See “—Global Securities” below.

Uruguay will arrange for payments to be made on any certificated debt securities to the registered holders of the debt securities on the specified payment dates. Uruguay may make such payments by wire transfer or by check mailed to the holder’s registered address.

If any date for an interest or principal payment on a debt security is a day on which banking institutions in New York City (or in the city where the relevant paying or transfer agent is located) are authorized or obligated by law, regulation, or executive order to be closed, Uruguay will make the payment on the next New York City (or city where the relevant paying or transfer agent is located) banking day. No interest on the debt securities will accrue as a result of this delay in payment.

If any money that Uruguay pays to the trustee or to any paying agent to make payments on any debt securities is not claimed at the end of two years after the applicable payment was due and payable, then the money will be repaid to Uruguay on Uruguay’s written request. Uruguay will hold such unclaimed money in trust for the relevant holders of those debt securities. After any such repayment, neither the trustee nor any paying agent will be liable for the payment. However, Uruguay’s obligations to make payments on the debt securities as they become due will not be affected until the expiration of the prescription period, if any, specified in the securities. See “—Limitation on Time for Claims” below.

Additional Amounts

All payments by Uruguay in respect of the debt securities will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature, unless the withholding or deduction is required by law. If any such withholding or deduction is imposed or levied by or on behalf of Uruguay, or any political subdivision or taxing authority or agency therein or thereof having the power to tax (for purposes of this paragraph, a “relevant tax”), Uruguay will pay such additional amounts (“additional amounts”), as may be necessary to ensure that the amounts received by the holders after such withholding or deduction will equal the respective amounts of principal and interest that would have been receivable in respect of the debt securities in the absence of such withholding or deduction; provided, however, that no additional amounts will be payable in respect of any relevant tax:

•

imposed by reason of a holder or beneficial owner of a debt security having some present or former connection with Uruguay other than merely being a holder or beneficial owner of the debt security or receiving payments of any nature on the debt security or enforcing its rights in respect of the debt security;

•

imposed by reason of the failure of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, to comply with any certification, identification, information, documentation or other reporting requirement concerning its nationality, residence or identity or its connection with Uruguay, or any political subdivision or taxing authority thereof or therein, if compliance with such requirement is a precondition to exemption from all or any portion of such withholding or deduction; provided that Uruguay or Uruguay’s agent has provided the holders with written notice of such requirement at least 60 days’ prior to the date compliance with such requirement is necessary to obtain exemption from all or any portion of such withholding or deduction;

•

imposed by reason of a holder or beneficial owner of a debt security, or any other person through which the holder or beneficial owner holds a debt security, having presented the debt security for payment (where such presentation is required) more than 30 days after the relevant date, except to the extent that the holder or beneficial owner or such other person would have been entitled to additional amounts on presenting the debt security for payment on the last date of such 30-day period; or

•

in respect of any taxes, duties, assessments or other governmental charges imposed under Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended as of the issue date (or any amended or successor version that is substantively comparable) (the “Code”) and any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code, any intergovernmental agreement between a non-U.S. jurisdiction and the United States with respect to the foregoing or any law, regulation, rule or practice adopted pursuant to any such intergovernmental agreement or pursuant to any treaty or convention implementing such Sections of the Code.

As used in this paragraph, “relevant date” in respect of any debt security means the date on which payment in respect thereof first becomes due or, if the full amount of the money payable has not been received by the trustee on or prior to such due date, the date on which notice is duly given under the indenture to the holders that such monies have been so received and are available for payment. Any reference to “principal” and/or “interest” under the indenture also refers to any additional amounts which may be payable under the indenture.

No additional amounts will be payable in respect of any security to a holder that is a fiduciary or partnership or other than the sole beneficial owner of such payment, to the extent the beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner would not have been entitled to receive payment of the additional amounts had such beneficiary, settlor, member or beneficial owner been the holder of such security.

Uruguay will pay any administrative, excise or similar taxes that arise under Uruguayan law and are related to the debt securities. Uruguay will also indemnify the holders against any administrative, excise or similar taxes resulting from the enforcement of the obligations of Uruguay under the debt securities following the occurrence of any event of default described in “—Events of Default.”

Unless the context requires otherwise, any references in this prospectus to principal of or interest on the debt securities will include any additional amounts payable by Uruguay in respect of such principal or interest.

Form and Denominations

Unless otherwise provided in the applicable prospectus supplement, Uruguay will issue debt securities:

•	denominated in U.S. dollars;

•	in fully registered book-entry form;

•	without coupons; and

•	in denominations of $1,000 and integral multiples of $1,000.

Redemption, Repurchase and Early Repayment

Unless otherwise provided in the applicable prospectus supplement, the debt securities will not be redeemable before maturity at the option of Uruguay or repayable before maturity at the option of the holder. Nevertheless, Uruguay may at any time repurchase the debt securities at any price in the open market or otherwise. Uruguay may hold or resell debt securities it purchases or may surrender them to the trustee for cancellation.

Negative Pledge

Uruguay has agreed that as long as any of the debt securities remain outstanding or any amount payable by Uruguay under the indenture remains unpaid, Uruguay will not grant or allow any lien to be placed on its assets or revenues or the assets or revenues of Banco Central as security for any of its public foreign debt, unless it contemporaneously grants or allows a lien that provides security on the same terms for Uruguay’s obligations under the debt securities.

For this purpose:

•

“lien” means any lien, pledge, mortgage, security interest, deed of trust, charge or other encumbrance or preferential arrangement which has the practical effect of constituting a security interest with respect to the payment of any obligations with or from the proceeds of any assets or revenues of any kind whether in effect on the date the indenture becomes effective or at any time thereafter; and

•

“public foreign debt” means any foreign debt that is in the form of, or represented by, bonds, notes or other securities that are or may be quoted, listed or ordinarily purchased or sold on any stock exchange, automated trading system or over-the-counter or other securities market.

However, Uruguay may grant or agree to certain permitted types of liens, as described below:

•

any lien on property to secure public foreign debt arising in the ordinary course of business to finance export, import or other trade transactions, which matures (after giving effect to all renewals and refinancings thereof) not more than one year after the date on which that public foreign debt was originally incurred;

•

any lien on property to secure public foreign debt that was incurred solely for the purpose of financing Uruguay’s acquisition of the property (or, in the case of public foreign debt guaranteed by Uruguay, acquisition by the relevant debtor);

•

any lien on property arising by operation of law in connection with public foreign debt, including any right of set-off with respect to demand or time deposits maintained with financial institutions and bankers’ liens with respect to property held by financial institutions;

•	any lien existing on property at the time of acquisition;

•	any lien in existence as of the issue date of the relevant series of debt securities; and

•

any lien securing public foreign debt incurred for the purpose of financing all or part of the costs of the acquisition, construction or development of a project provided that (a) the holders of the public foreign debt agree to limit their recourse to the assets and revenues of project as the principal source of repayment and (b) the property over which the lien is granted consists solely of the assets and revenues of the project.

Events of Default

Each of the following is an event of default under any series of debt securities:

1. Non-Payment: Uruguay’s failure for a period of 30 consecutive days to make a payment of principal or interest when due on any debt security of that series; or

2. Breach of Other Obligations: The failure for a period of 60 days following written notice to Uruguay by the trustee or holders representing 25% of the outstanding debt securities of that series to remedy the failure by Uruguay to observe or perform any of the covenants or agreements provided in the debt securities of that series or the indenture (other than a non-payment default); or

3. Cross Default:

•

Uruguay fails to make a payment when due or within the applicable grace period on public foreign debt issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies);

•

Any public foreign debt of Uruguay issued, or amended as to payment terms, on or after April 10, 2003 having an aggregate principal amount greater than or equal to US$60,000,000 (or its equivalent in other currencies) is accelerated due to an event of default, unless the acceleration is rescinded or annulled; or

4. Moratorium: Uruguay or certain courts declare a general suspension of payments or a moratorium on payment of Uruguay’s public foreign debt issued, or amended as to payment terms, on or after April 10, 2003; or

5. Validity:

•

The validity of the debt securities of that series is contested in certain formal proceedings by Uruguay or by any governmental entity of Uruguay that has the legal power to contest the validity of the securities;

•	Uruguay denies any of its obligations to the holders of that series under the debt securities or the indenture; or

•

A legislative or constitutional measure or a final decision by a court in Uruguay purports to render any material provision of the debt securities of that series invalid or to prevent or delay the performance of any of Uruguay’s material obligations under the securities; or

6. Failure of Authorizations: Any law, regulation or governmental authorization necessary for Uruguay to perform its material obligations under the debt securities of that series ceases to be in full force and effect or is modified in a manner that adversely affects the rights or claims of any of the holders; or

7. Judgments: Any of several special types of judgments is levied against all or any substantial part of the assets of Uruguay in connection with a monetary judgment exceeding US$60,000,000 (or its equivalent in other currencies) and Uruguay does not adequately satisfy, bond, contest in good faith, or receive a stay of execution in respect of, such judgment within 45 days; or

8. Illegality: Any applicable law, rule or regulation is adopted which would make it unlawful for Uruguay to comply with its obligations described in “Additional Amounts” above; or

9. IMF Membership: Uruguay ceases to be a member of the IMF.

If any of the above events of default occurs and is continuing with respect to debt securities of any series, holders of such debt securities representing at least 25% of the aggregate principal amount of the then-outstanding debt securities of such series may declare the principal amount of all the debt securities of that series to be due and payable immediately by giving written notice to Uruguay with a copy to the trustee. Upon any declaration of acceleration, the principal, interest and all other amounts payable on that series of debt securities will become immediately due and payable on the date that written notice is received by or on behalf of Uruguay, unless Uruguay has remedied the event or events of default prior to receiving the notice.

Holders of debt securities representing in the aggregate more than 50% of the principal amount of the then-outstanding debt securities of that series may waive any existing defaults, and their consequences, on behalf of the holders of all of the debt securities of that series, if:

•

following the declaration that the principal of the debt securities of that series has become due and payable immediately, Uruguay deposits with the trustee a sum sufficient to pay all outstanding amounts then due on those debt securities (other than principal due by virtue of the acceleration upon the event of default) together with interest on such amounts through the date of the deposit as well as the reasonable fees and compensation of the trustee; and

•	all events of default (other than non-payment of principal that became due by virtue of the acceleration upon the event of default) have been cured, remedied or waived.

Suits for Enforcement and Limitations on Suits by Holders

If an event of default for debt securities of any series has occurred and is continuing, the trustee may institute judicial action to enforce the rights of the holders of such debt securities. With the exception of a suit brought by a holder on or after the stated maturity date to enforce the absolute right to receive payment of the principal of and interest on the debt securities on the stated maturity date therefor (as that date may be amended or modified pursuant to the terms of the debt securities, but without giving effect to any acceleration), a holder has no right to bring a suit, action or proceeding with respect to the debt securities of a series unless: (1) such holder has given written notice to the trustee that a default with respect to such series of debt securities has occurred and is continuing, (2) holders of at least 25% of the aggregate principal amount outstanding of debt securities of that series have instructed the trustee by specific written request to institute an action or proceeding and provided an indemnity or other security satisfactory to the trustee, and (3) 60 days have passed since the trustee received the notice, request and provision of indemnity or other security, the trustee has failed to institute an action or proceeding as directed and no direction inconsistent with such written request shall have been given to the trustee by a majority of holders of such debt securities. Moreover, any such action commenced by a holder must be for the equal, ratable and common benefit of all holders of debt securities of that series.

Meetings, Amendments, and Waivers—Collective Action

Uruguay may call a meeting of holders of debt securities of any series at any time regarding the indenture or the debt securities of the series. Uruguay will determine the time and place of the meeting and will notify the holders of the time, place and purpose of the meeting not less than 30 and not more than 60 days before the meeting.

In addition, Uruguay or the trustee will call a meeting of holders of debt securities of any series if the holders of at least 10% in aggregate principal amount of all debt securities of the series then outstanding have delivered a written request to Uruguay or the trustee (with a copy to Uruguay) setting out the purpose of the meeting. Within 10 days of receipt of such written request or copy thereof, Uruguay will notify the trustee and the trustee will notify the holders of the time, place and purpose of the meeting called by the holders, to take place not less than 30 and not more than 60 days after the date on which such notification is given.

Only holders of debt securities of the relevant series and their proxies are entitled to vote at a meeting. Uruguay will set the procedures governing the conduct of the meeting and if additional procedures are required, Uruguay, in consultation with the trustee, will establish such procedures as are customary in the market.

Modifications may also be approved by holders of debt securities pursuant to written action with the consent of the requisite percentage of debt securities of the relevant series. Uruguay will solicit the consent of the relevant holders to the modification not less than 10 and not more than 30 days before the expiration date for the receipt of such consents as specified by Uruguay.

The holders of a series of debt securities may generally approve any proposal by Uruguay to modify or take action with respect to the indenture or the terms of the debt securities of that series with the affirmative vote (if approved at a meeting of the holders) or consent (if approved by written action) of holders of more than 50% of the outstanding principal amount of the debt securities of that series.

Holders of any series of debt securities issued under the indenture may approve, by vote or consent through one of three modification methods described below, any modification, amendment, supplement or waiver proposed by Uruguay that would do any of the following (such subjects referred to as “reserve matters”) with respect to such series of debt securities:

•	change the date on which any amount is payable;

•	reduce the principal amount (other than in accordance with the express terms of the debt securities of that series and the indenture);

•	reduce the interest rate;

•	change the method used to calculate any amount payable (other than in accordance with the express terms of the debt securities of that series and the indenture);

•	change the currency or place of payment of any amount payable ;

•	modify Uruguay’s obligation to make any payments (including any redemption price therefor);

•	change the identity of the obligor;

•	change the definition of “outstanding debt securities” or the percentage of affirmative votes or written consents, as the case may be, required to make a “reserve matter modification”;

•	change the definition of “uniformly applicable” or “reserve matter modification”;

•

authorize the trustee, on behalf of all holders of the debt securities, to exchange or substitute all the debt securities for, or convert all the debt securities into, other obligations or securities of Uruguay or any other person; or

•	change the legal ranking, governing law, submission to jurisdiction or waiver of immunities provisions of the terms of such debt securities.

A change to a reserve matter, including the payment terms of the debt securities of any series, can be made without your consent as long as the change is approved, pursuant to one of the three following modification methods by vote or consent by:

•	in the case of a proposed modification to a single series of debt securities, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of that series;

•

where such proposed modification would affect the outstanding debt securities of any two or more series issued under the indenture, the holders of more than 75% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, if certain “uniformly applicable” requirements are met; or

•

where such proposed modification would affect the outstanding debt securities of any two or more series issued under the indenture, whether or not the “uniformly applicable” requirements are met, the holders of more than 66 2/3% of the aggregate principal amount of the outstanding debt securities of all series affected by the proposed modification, taken in the aggregate, and the holders of more than 50% of the aggregate principal amount of the outstanding debt securities of each series affected by the modification, taken individually.

Any modification consented to or approved by the holders of debt securities pursuant to the above provisions will be conclusive and binding on all holders of the relevant series of debt securities or all holders of all series of debt securities affected by a cross-series modification, as the case may be, whether or not they have given such consent or approval, and on all future holders of those debt securities whether or not notation of such modification is made upon the debt securities. Any instrument given by or on behalf of any holder of a debt security in connection with any consent to or approval of any such modification will be conclusive and binding on all subsequent holders of that debt security.

For so long as any series of debt securities issued under the indenture dated as of May 29, 2003 between Uruguay, as issuer, Banco Central del Uruguay, as financial agent and The Bank of New York Mellon (formerly, The Bank of New York), as trustee (the “2003 indenture”) (“2003 debt securities”) are outstanding, if Uruguay certifies to the trustee and to the trustee under the 2003 indenture that a cross-series modification is being sought simultaneously with a “2003 indenture reserve matter modification,” the 2003 debt securities affected by such 2003 indenture reserve matter modification shall be treated as “series affected by that proposed modification” as that phrase is used in the indenture with respect to both cross-series modifications with single aggregated voting and cross-series modifications with two-tier voting; provided, that if Uruguay seeks a cross-series modification with single aggregated voting, in determining whether such modification will be considered uniformly applicable, the holders of any series of 2003 debt securities affected by the 2003 indenture reserve matter modification shall be deemed “holders of debt securities of all series affected by that modification,” for the purpose of the uniformly applicable definition. It is the intention that in the circumstances described in respect of any cross-series modification, the votes of the holders of the affected 2003 debt securities be counted for purposes of the voting thresholds specified in the indenture for the applicable cross-series modification as though those 2003 debt securities had been affected by that cross-series modification although the effectiveness of any modification, as it relates to the 2003 debt securities, shall be governed exclusively by the terms and conditions of those 2003 debt securities and by the 2003 indenture; provided, however, that no such modification as to the debt securities will be effective unless such modification shall have also been adopted by the holders of the 2003 debt securities pursuant to the amendment and modification provisions of such 2003 debt securities.

Uruguay may select, in its discretion, any modification method for a reserve matter modification in accordance with the indenture and to designate which series of debt securities will be included for approval in the aggregate of modifications affecting two or more series of debt securities. Any selection of a modification method or designation of series to be included will be final for the purpose of that vote or consent solicitation.

“Uniformly applicable,” as referred to above, means a modification by which holders of debt securities of any series affected by that modification are invited to exchange, convert or substitute their debt securities on the same terms for (x) the same new instruments or other consideration or (y) new instruments or other consideration from an identical menu of instruments or other consideration. It is understood that a modification will not be considered to be uniformly applicable if each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification (or, where a menu of instruments or other consideration is offered, each exchanging, converting or substituting holder of debt securities of any series affected by that modification is not offered the same amount of consideration per amount of principal, the same amount of consideration per amount of interest accrued but unpaid and the same amount of consideration per amount of past due interest, respectively, as that offered to each other exchanging, converting or substituting holder of debt securities of any series affected by that modification electing the same option under such menu of instruments).

“2003 indenture reserve matter modification” means any modification to a reserve matter affecting the terms and conditions of one or more series of the 2003 debt securities, pursuant to the 2003 indenture.

Before soliciting any consent or vote of any holder of debt securities for any change to a reserve matter, Uruguay will provide the following information to the trustee for distribution to the holders of debt securities of any series that would be affected by the proposed modification:

•

a description of Uruguay’s economic and financial circumstances that are in Uruguay’s opinion, relevant to the request for the proposed modification, a description of Uruguay’s existing debts and description of its broad policy reform program and provisional macroeconomic outlook;

•

if Uruguay shall at the time have entered into an arrangement for financial assistance with multilateral and/or other major creditors or creditor groups and/or an agreement with any such creditors regarding debt relief, (x) a description of any such arrangement or agreement and (y) where permitted under the information disclosure policies of the multilateral or other creditors, as applicable, a copy of the arrangement or agreement;

•	a description of Uruguay’s proposed treatment of foreign debt instruments that are not affected by the proposed modification and its intentions with respect to any other major creditor groups; and

•	if Uruguay is then seeking any reserve matter modification affecting any other series of debt securities, a description of that proposed modification.

For purposes of determining whether the required percentage of holders of any series of debt securities has approved any amendment, modification or change to, or waiver of, debt securities or the indenture, or whether the required percentage of holders of debt securities of any series has delivered a notice of acceleration of such debt securities, debt securities will be disregarded and deemed not to be outstanding and may not be counted in a vote or consent solicitation for or against a proposed modification if on the record date for the proposed modification or other action or instruction hereunder, the debt security is held by Uruguay or by a public sector instrumentality, or by a corporation, trust or other legal entity that is controlled by Uruguay or a public sector instrumentality, except that (x) debt securities held by Uruguay or any public sector instrumentality of Uruguay or by a corporation, trust or other legal entity that is controlled by Uruguay or a public sector instrumentality that have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the trustee the pledgee’s right so to act with respect to such debt securities and that the pledgee is not Uruguay or a public sector instrumentality, and in case of a dispute concerning such right, the advice of counsel shall be full protection in respect of any decision made by the trustee in accordance with such advice and any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters or information that is in the possession of the trustee, upon the certificate, statement or opinion of or representations by the trustee; and (y) in determining whether the trustee will be protected in relying upon any such action or instructions hereunder, or any notice from holders, only debt securities that a responsible officer of the trustee knows to be so owned or controlled will be so disregarded.

As used in the preceding paragraph, “public sector instrumentality” means any department, secretary, ministry or agency of the central government of Uruguay, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, by contract or otherwise, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of that legal entity.

Other Amendments

Uruguay and the trustee may, without the vote or consent of any holder of debt securities of a series, amend the indenture (as it refers to such series) or such debt securities for the purpose of:

•	adding to Uruguay’s covenants for the benefit of the holders of the debt securities of that series;

•	surrendering any of Uruguay’s rights or powers with respect to the debt securities of that series;

•	securing the debt securities of that series;

•	curing any ambiguity or curing, correcting or supplementing any defective provision in the debt securities of that series or the indenture;

•

amending the debt securities of that series or the indenture in any manner that Uruguay and the trustee may determine and that does not materially adversely affect the interest of any holders of the debt securities of that series;

•	correcting a manifest error of a formal, minor or technical nature; or

•	conforming the provisions of the debt securities of that series to the description of such debt securities in the related prospectus or prospectus supplement.

Further Issues of Debt Securities

Uruguay may from time to time, without the consent of holders of the debt securities of a series, create and issue additional debt securities having the same terms and conditions as the debt securities of such series in all respects, except for issue date, issue price and the first payment on the debt securities; provided, however, that any additional debt securities subsequently issued shall be issued, for U.S. federal income tax purposes, either (a) as part of the “same issue” as the debt securities, (b) in a “qualified reopening” of the debt securities; or (c) with less than a de minimis amount of original issue discount, unless such additional debt securities have a separate CUSIP, ISIN or other identifying number from the previously outstanding debt securities. Such additional debt securities will be consolidated with and will form a single series with the previously outstanding debt securities.

Warrants

If Uruguay issues warrants, it will describe their specific terms in a prospectus supplement. If any warrants are registered with the SEC, Uruguay will file a warrant agreement and form of warrant with the SEC. The following description briefly summarizes some of the general terms that apply to warrants. You should read the applicable prospectus supplement, warrant agreement and form of warrant before making your investment decision.

Uruguay may issue warrants separately or together with any debt securities. All warrants will be issued under a warrant agreement between Uruguay and a bank or trust company, as warrant agent. The applicable prospectus supplement will include some or all of the following specific terms relating to the warrants:

•	the initial offering price;

•	the currency you must use to purchase the warrants;

•	the title and terms of the debt securities or other consideration that you will receive on exercise of the warrants;

•	the principal amount of debt securities or amount of other consideration that you will receive on exercise of the warrants;

•	the exercise price or ratio;

•	the procedures of, and conditions to, exercise the warrants;

•	the date or dates on which you must exercise the warrants;

•	whether and under what conditions Uruguay may cancel the warrants;

•	the title and terms of any debt securities issued with the warrants and the amount of debt securities issued with each warrant;

•	the date, if any, on and after which the warrants and any debt securities issued with the warrants will trade separately;

•	the form of the warrants (global or certificated and registered), whether they will be exchangeable between such forms and, if registered, where they may be transferred and exchanged;

•	the identity of the warrant agent;

•	any special considerations regarding federal income tax in the United States or other countries;

•	any other terms of the warrants.

The warrants will constitute direct, general, unconditional and unsubordinated obligations of the Republic and will not constitute indebtedness of Uruguay.

Global Securities

The Depository Trust Company, or DTC, Euroclear Bank SA/NV, or Euroclear, and Clearstream, Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither Uruguay nor the trustee will be responsible for DTC’s, Euroclear’s or Clearstream, Luxembourg’s performance of their obligations under their rules and procedures. Additionally, neither Uruguay nor the trustee will be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Uruguay may issue warrants or debt securities of a series in whole or in part in the form of one or more global securities, the ownership and transfer of which are recorded in computerized book-entry accounts, eliminating the need for physical movement of securities. Uruguay refers to the intangible securities represented by a global security as “book-entry” securities.

Uruguay will deposit any global security it issues with a clearing system or its nominee. The global security will be either registered in the name of the clearing system or its nominee or common depositary. Unless a global security is exchanged for certificated securities, as discussed below under “—Certificated Securities,” it may not be transferred, except among the clearing system, its nominees or common depositaries and their successors. Clearing systems include DTC in the United States and Euroclear and Clearstream, Luxembourg in Europe.

Clearing systems process the clearance and settlement of book-entry securities for their direct participants. A “direct participant” is a bank or financial institution that has an account with a clearing system. The clearing systems act only on behalf of their direct participants, who in turn act on behalf of indirect participants. An “indirect participant” is a bank or financial institution that gains access to a clearing system by clearing through or maintaining a relationship with a direct participant. Euroclear and Clearstream, Luxembourg are connected to each other by a direct link and participate in DTC through their New York depositaries, which act as links between the clearing systems. These arrangements permit you to hold book-entry securities through participants in any of these systems, subject to applicable securities laws.

If you wish to purchase book-entry securities, you must either be a direct participant or make your purchase through a direct or indirect participant. Investors who purchase book-entry securities will hold them in an account at the bank or financial institution acting as their direct or indirect participant. Holding securities in this way is called holding in “street name.”

When you hold securities in street name, you must rely on the procedures of the institutions through which you hold your securities to exercise any of the rights granted to holders. This is because the legal obligations of Uruguay and the trustee run only to the registered owner of the global security, which will be the relevant clearing system or its nominee or common depositary. For example, once Uruguay arranges for payments to be made to the registered holder, Uruguay will no longer be liable for the amounts so paid on the security, even if you do not receive it. In practice, the clearing systems will pass along any payments or notices they receive from Uruguay to their participants, which will pass along the payments to you. In addition, if you desire to take any action which a holder of a security is entitled to take, then the clearing system would authorize the participant through which you hold your book-entry securities to take such action, and the participant would then either authorize you to take the action or would act for you on your instructions. The transactions between you, the participants and the clearing systems will be governed by customer agreements, customary practices and applicable laws and regulations, and not by any legal obligation of Uruguay.

As an owner of book-entry securities represented by a global security, you will also be subject to the following restrictions:

•

you will not be entitled to (a) receive physical delivery of the securities in certificated form or (b) have any of the securities registered in your name, except under the circumstances described below under “—Certificated Securities”;

•	you may not be able to transfer or sell your securities to some insurance companies and other institutions that are required by law to own their securities in certificated form; and

•	you may not be able to pledge your securities in circumstances where certificates must be physically delivered to the creditor or the beneficiary of the pledge in order for the pledge to be effective.

The Clearing Systems

The following description reflects Uruguay’s understanding of the current rules and procedures of DTC, Euroclear and Clearstream, Luxembourg. Uruguay has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream, Luxembourg. These systems could change their rules and procedures at any time, and Uruguay takes no responsibility for their actions.

It is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, i.e., the date specified by the purchaser and seller on which the price of the securities is fixed.

When book-entry securities are to be transferred from a DTC seller to a Euroclear or Clearstream, Luxembourg purchaser, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its New York depositary to receive the securities and make payment for them. On the settlement date, the New York depositary will make payment to the DTC participant through which the seller holds its securities, which will make payment to the seller, and the securities will be credited to the New York depositary’s account. After settlement has been completed, Euroclear or Clearstream, Luxembourg will credit the securities to the account of the participant through which the purchaser is acting. This securities credit will appear the next day, European time, after the settlement date, but will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the securities credit and cash debit will instead be valued at the actual settlement date.

A participant in Euroclear or Clearstream, Luxembourg, acting for the account of a purchaser of securities, will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the securities on the value date. The most direct way of doing this is for the participant to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or existing lines of credit. The participant may require the purchaser to follow these same procedures.

When book-entry securities are to be transferred from a Euroclear or Clearstream, Luxembourg seller to a DTC purchaser, the seller must first send instructions to and preposition the securities with Euroclear or Clearstream, Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or

Clearstream, Luxembourg will then instruct its New York depositary to credit the book-entry securities to the account of the DTC participant through which the purchaser is acting and to receive payment in exchange. The payment will be credited to the account of the Euroclear or Clearstream, Luxembourg participant through which the seller is acting on the following day, but the receipt of the cash proceeds will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date, the receipt of the cash proceeds and securities debit will instead be valued at the actual settlement date.

Certificated Securities

Unless otherwise specified in a prospectus supplement, Uruguay will issue securities in certificated form only if:

•

the depositary notifies Uruguay that it is unwilling or unable to continue as depositary, is ineligible to act as depositary or, in the case of DTC, ceases to be a clearing agency registered under the U.S. Securities Exchange Act of 1934 and Uruguay does not appoint a successor depositary or clearing agency within 90 days;

•	Uruguay decides it no longer wishes to have all or part of the securities represented by global securities; or

•

the trustee has instituted or been directed to institute any judicial proceeding to enforce the rights of the holders under the securities and has been advised by its legal counsel that it should obtain possession of the securities for the proceeding.

Any Certificated Securities issued under these circumstances shall be in registered form.

If a physical or certificated security becomes mutilated, defaced, destroyed, lost or stolen, Uruguay may execute, and the trustee shall authenticate and deliver, a substitute security in replacement. In each case, the affected holder will be required to furnish to Uruguay and to the trustee an indemnity under which it will agree to pay Uruguay, the trustee and any of their respective agents for any losses they may suffer relating to the security that was mutilated, defaced, destroyed, lost or stolen. Uruguay and the trustee may also require that the affected holder present other documents or proof. The affected holder may be required to pay all taxes, expenses and reasonable charges associated with the replacement of the mutilated, defaced, destroyed, lost or stolen security.

If Uruguay issues certificated securities, a holder of certificated securities may exchange them for securities of a different authorized denomination by submitting the certificated securities, together with a written request for an exchange, at the office of the trustee as specified in the indenture in New York City, or at the office of any paying agent. In addition, the holder of any certificated security may transfer it in whole or in part by surrendering it at any of such offices together with an executed instrument of transfer.

Uruguay will not charge the holders for the costs and expenses associated with the exchange, transfer or registration of transfer of certificated securities. Uruguay may, however, charge the holders for certain delivery expenses as well as any applicable stamp duty, tax or other governmental or insurance charges. The trustee may reject any request for an exchange or registration of transfer of any security made within 15 days of the date for any payment of principal of, or premium or interest on the securities.

Trustee

The indenture establishes the obligations and duties of the trustee, the right to indemnification of the trustee and the liability and responsibility, including limitations, for actions that the trustee takes. The trustee is entitled to enter into business transactions with Uruguay or any of its affiliates without accounting for any profit resulting from these transactions.

Paying Agents; Transfer Agents; Registrar

Uruguay may appoint paying agents, transfer agents and a registrar with respect to each series of securities, which will be listed at the back of the relevant prospectus supplement. Uruguay may at any time appoint new paying agents, transfer agents and registrars with respect to a series. Uruguay, however, will at all times maintain a principal paying agent, a transfer agent and a registrar in New York City. Uruguay will give prompt notice to all holders of securities of any future appointment or any resignation or removal of any paying agent, transfer agent or registrar or of any change by any paying agent, transfer agent or registrar in any of its specified offices.

Notices

Uruguay will mail notices to holders of certificated securities at their registered addresses as reflected in the books and records of the registrar. Uruguay will consider any mailed notice to have been given five business days after it has been sent. Uruguay will give notices to the holders of a global security in accordance with the procedures and practices of the depositary and such notices shall be deemed given upon actual receipt thereof by the depositary.

Uruguay will also publish notices to the holders (a) in a leading newspaper having general circulation in New York City and London (which is expected to be The Wall Street Journal and the Financial Times, respectively) and (b) if and so long as the securities are listed on the Euro MTF market of the Luxembourg Stock Exchange and the rules of the exchange so require, in a leading newspaper having general circulation in Luxembourg (which is expected to be Luxemburger Wort) and on the website of the Luxembourg Stock Exchange at http://www.bourse.lu. If publication in a leading newspaper in Luxembourg is not practicable, Uruguay will publish such notices in a leading English language daily newspaper with general circulation in Europe. Uruguay will consider any published notice to be given on the date of its first publication.

Limitation on Time for Claims

Claims against Uruguay for the payment of principal or interest on the securities (including additional amounts) must be made within four years after the date on which such payment first became due, or a shorter period if provided by law.

Governing Law

The securities and the indenture are governed by, and will be interpreted according to, the law of the State of New York unless otherwise specified in any series of securities, except that all matters related to the consent of holders and any modifications to the indenture or the securities will always be governed by and construed in accordance with the law of the State of New York.

Jurisdiction, Consent to Service, Enforcement of Judgments and Immunities from Attachment

The securities and the indenture provide that Uruguay will appoint and maintain at all times as its process agent CT Corporation System, with an office on the date of this Prospectus at 111 Eighth Avenue, 13th Floor, New York, New York 10011, United States of America. Process may be served upon Uruguay’s process agent in any judicial action or proceeding commenced by the trustee or any holder arising out of or relating to the securities and the indenture in a New York state or federal court sitting in New York City, except actions arising out of U.S. federal or state securities laws, brought in such New York state or federal court sitting in New York City.

The process agent will receive on behalf of Uruguay and its property service of copies of the summons and complaint and any other process that may be served in any such action or proceeding, except such actions arising out of U.S. federal or state securities laws, brought in such New York state or federal court sitting in New York City. This service may be made by mailing or delivering a copy of this process to Uruguay at the address specified above for the process agent. Uruguay authorizes and directs the process agent to accept such service on its behalf.

Uruguay also will consent (as an alternative) to the service of process in any actions or proceedings, except such actions arising out of U.S. federal or state securities laws, in such New York state or federal court sitting in New York City by the mailing of copies of such process to itself at its address specified in the indenture.

In addition, the trustee or, in actions permitted to be taken by the holders, the holders of securities may serve legal process in any other manner permitted by law and bring any action or proceeding against Uruguay or its property in the competent courts of other proper jurisdictions pursuant to applicable law.

Uruguay is a foreign sovereign state. Consequently, it may be difficult for the trustee or the holders of securities to obtain judgments from courts in the United States or elsewhere against Uruguay. Furthermore, it may be difficult for the trustee or holders to enforce, in the United States or elsewhere, the judgments of United States or foreign courts against Uruguay.

In connection with any legal action relating to the securities, Uruguay will:

•

submit to the jurisdiction of any New York state or federal court sitting in New York City, and any appellate court from any thereof, in any action or proceeding arising out of or relating to the securities; and

•

agree that all claims in respect of such action or proceeding may be heard and determined in such New York state or federal court and waive, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding and any right of jurisdiction in such action or proceeding on account of the place of residence or domicile of Uruguay.

To the extent that Uruguay has or may acquire or have attributed to it any immunity under any law (including, to the fullest extent permitted, under Uruguayan law), Uruguay will waive that immunity in respect of any claims or actions regarding its obligations under the securities, except that Uruguay will not waive immunity from attachment prior to judgment and attachment in aid of execution under Uruguayan law. Uruguay agrees that this waiver shall be to the fullest extent permitted under the United States Foreign Sovereign Immunities Act of 1976 and is intended to be irrevocable for purposes of that law.

Uruguay reserves the right to plead sovereign immunity under the Foreign Sovereign Immunities Act with respect to actions brought against it under United States federal securities laws or any state securities laws, and Uruguay’s appointment of the process agent will not extend to such actions. Without a waiver of immunity by Uruguay with respect to such actions, it would be impossible to obtain a United States judgment in an action against Uruguay unless a court were to determine that Uruguay is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to that action. However, even if a United States judgment could be obtained in an action under the Foreign Sovereign Immunities Act, it may not be possible to enforce in Uruguay a judgment based on that United States judgment.

Uruguay will waive, to the fullest extent permitted by law, any requirement or other provision of law, rule, regulation or practice which requires or otherwise establishes as a condition to the institution, prosecution or completion of any action or proceeding (including appeals) arising out of or relating to the securities, the posting of any security or the furnishing, directly or indirectly, of any other security.

A judgment obtained against Uruguay in a foreign court can be enforced in the courts of Uruguay, if such judgment is ratified by the Uruguayan Supreme Court. Based on existing law, the Uruguayan Supreme Court will ratify such a judgment:

(a) if there exists a treaty with the country where such judgment was issued (no such treaty exists at the present time between Uruguay and the United States); or

(b) if such judgment:

•	complies with all formalities required for the enforceability thereof under the laws of the country where it was issued;

•	has been translated into Spanish, together with related documents, and satisfies the authentication requirements of Uruguayan law;

•	was issued by a competent court after valid service of process upon the parties to the action;

•	was issued after an opportunity was given to the defendant to present its defense;

•	is not subject to further appeal; and

•	is not against Uruguayan public policy.

Indemnification for Foreign Exchange Rate Fluctuations

Uruguay’s obligation to any holder under the securities that has obtained a court judgment affecting those securities will be discharged only to the extent that the holder may purchase the currency in which the securities are denominated, referred to as the “agreement currency,” with the judgment currency. If the holder cannot purchase the agreement currency in the amount originally to be paid, Uruguay agrees to pay the difference. The holder, however, agrees to reimburse Uruguay for the excess if the amount of the agreement currency purchased exceeds the amount originally to be paid to the holder. If Uruguay is in default of its obligations under the securities, however, the holder will not be obligated to reimburse Uruguay for any excess.

TAXATION

The following discussion provides a general summary of certain Uruguayan and U.S. federal income tax considerations that may be relevant to you if you purchase, own or sell the debt securities. This summary is based on tax laws, regulations, rulings and decisions in effect on the date of this prospectus. All of these laws and authorities are subject to change, and any change could be effective retroactively. No assurances can be given that any change in these laws or authorities will not affect the accuracy of the discussion set forth herein. Additional information may be included in the prospectus supplement with respect to a series of the securities. For further information, you should consult your tax advisor to determine the tax consequences relevant to your particular situation. In addition, you may be required to pay stamp taxes and other charges under the laws of the country where you purchase the debt securities.

Uruguayan Taxation

Under existing laws and regulations of Uruguay, if you are not a resident of Uruguay for tax purposes, the principal and interest payments that you receive on the debt securities will be exempt from taxation in Uruguay.

Uruguay will make all principal and interest payments on the debt securities without withholding or deducting any Uruguayan taxes. If the law requires Uruguay to withhold or deduct taxes, Uruguay will pay you any additional amounts necessary to ensure that you receive the same amount as you would have received without the withholding or deduction. For more information, see “Description of the Securities—Additional Amounts.”

United States Federal Taxation

The following is a summary of certain U.S. federal tax consequences resulting from the purchase, ownership and disposition of a debt security and does not purport to be a comprehensive discussion of all the possible United States federal tax consequences of the purchase, ownership or disposition of the debt securities. This summary is based on the United States federal tax laws, including the Internal Revenue Code of 1986, as amended (the “Code”), existing, temporary and proposed regulations, or Treasury Regulations, promulgated thereunder, rulings, official pronouncements and judicial decisions, all as of the date of this prospectus and all of which are subject to change or to different interpretations, possibly with retroactive effect. It deals only with debt securities that are purchased as part of the initial offering and are held as capital assets by purchasers and does not deal with special classes of investors, such as brokers or dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, regulated investment companies, real estate investment trusts, entities classified as partnerships or partners therein, individuals present in the U.S. for more than 182 days in a taxable year, persons holding debt securities as a hedge or hedged against currency risk or as a part of a straddle or conversion transaction, or U.S. holders (as defined below) whose functional currency is not the U.S. dollar. Further, it does not address the alternative minimum tax, the Medicare tax on net investment income, special timing rules prescribed under section 451(b) of the Code or other aspects of United States federal, state or local taxation that may be relevant to a holder in light of such holder’s particular circumstances. The tax consequences of holding a particular debt security will depend, in part, on the particular terms of such debt security as set forth in the applicable prospectus supplement. Prospective purchasers of debt securities should consult their own tax advisors concerning the consequences, in their particular circumstances, under the Code and the laws of any other taxing jurisdiction of the purchase, ownership and disposition of the debt securities.

U.S. Holders

In general, a U.S. holder who holds the debt securities or owns a beneficial interest in the debt securities will be subject to U.S. federal income taxation. You are a “U.S. holder” if you are a beneficial owner of debt securities that is, for U.S. federal income tax purposes, a citizen or resident of the United States, a domestic corporation, or otherwise subject to U.S. federal income tax on a net income basis in respect of the debt securities. If you are a U.S. holder, interest on the debt securities will be considered ordinary interest income at the time such payments are accrued or are received (in accordance with the method of accounting you use for tax purposes). It is expected, and this discussion assumes, that debt securities will be issued without original issue discount (“OID”) for U.S. federal income tax purposes. In the event the debt securities are issued with OID at or above a de minimis threshold, a U.S. holder will be required to include OID in gross income, as ordinary income, on a constant-yield basis over the life of the debt securities before the receipt of cash attributable to such income, regardless of the U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

If you are a U.S. holder, when you sell, exchange or otherwise dispose of debt securities, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (except any amounts attributable to accrued but unpaid interest, which will be subject to tax as such) and your tax basis in the debt securities. You will generally recognize gain or loss on principal payments on a pro rata basis as principal payments are made. Your tax basis in a debt security generally will equal the cost of the debt security to you, reduced by amounts attributable to payments of principal previously received in respect of such debt security. If you are an individual and the debt security being sold, exchanged or otherwise disposed of is held for more than one year, you may be eligible for reduced rates of taxation on any capital gain realized. Your ability to deduct capital losses is subject to limitations.

Non-U.S. Holders

Under current U.S. federal income tax law, if you are a beneficial owner of debt securities that is an individual, corporation, estate or trust that is not a U.S. holder (a “non-U.S. holder”), the interest that you receive on the debt securities generally will be exempt from U.S. federal income tax, including withholding tax, and any gain you realize on a sale or exchange of the debt securities generally will be exempt from U.S. federal income tax, including withholding tax. A debt security held by an individual holder who at the time of death is a non-resident alien will not be subject to U.S. federal estate tax.

Information Reporting and Backup Withholding

Information returns may also be required to be filed with the IRS in connection with payments made on the debt securities. If you are a United States person (as defined in the Code), you generally will not be subject to U.S. backup withholding tax on such payments if you provide your taxpayer identification number and certify that you are not subject to backup withholding. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, in order to avoid information reporting and backup withholding tax requirements you may have to comply with certain certification procedures.

The Proposed Financial Transaction Tax

The European Commission has published a proposal (the “Commission’s Proposal”) for a Directive for a common financial transaction tax (“FTT”) in Austria, Belgium, Estonia, France, Germany, Greece, Italy, Portugal, Slovakia, Slovenia and Spain (the “participating Member States”). However, Estonia has since stated that it will not participate.

The Commission’s Proposal has very broad scope and could, if introduced in its current form, apply to certain dealings in the debt securities in certain circumstances.

Under the Commission’s Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in the debt securities where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

The FTT remains subject to negotiation between participating Member States and the legality of the proposal is uncertain. It may therefore be altered prior to any implementation, the timing of which remains unclear. Additional EU Member States may decide to participate and/or certain of the participating Member States may decide to withdraw.

Prospective holders of the debt securities are advised to seek their own professional advice in relation to the FTT.

PLAN OF DISTRIBUTION

Terms of Sale

Uruguay will describe the terms of a particular offering of securities in the applicable prospectus supplement, including the following:

•	the name or names of any underwriters, dealer/managers or agents;

•	the purchase price of the securities, if any;

•	the proceeds to Uruguay from the sale, if any;

•	any underwriting discounts and other items constituting underwriters’ compensation;

•	any agents’ commissions;

•	any initial public offering price of the securities;

•	any concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which such securities may be listed.

Uruguay may agree to indemnify any agents and underwriters against certain liabilities, including liabilities under the U.S. Securities Act of 1933. The agents and underwriters may also be entitled to contribution from Uruguay for payments they make relating to these liabilities. Agents and underwriters may engage in transactions with or perform services for Uruguay in the ordinary course of business.

Method of Sale

Uruguay may sell the securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

If Uruguay uses underwriters or dealers in a sale, they will acquire the securities for their own account and may resell them in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Uruguay may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly through underwriters. The obligations of the underwriters to purchase a particular offering of securities may be subject to conditions. The underwriters may change the initial public offering price or any concessions allowed or reallowed or paid to dealers.

Uruguay may also sell the securities directly or through agents. Any agent will generally act on a reasonable best efforts basis for the period of its appointment. The applicable prospectus supplement will name any agent involved in the offer or sale of securities and will disclose any commissions Uruguay may pay those agents.

In compliance with applicable guidelines of the Financial Industry Regulatory Authority or “FINRA,” the maximum compensation to the underwriters or agents in connection with the sale of securities pursuant to the applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of the securities as set forth on the cover page of the applicable prospectus supplement.

Uruguay may authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase a particular offering of securities at the public offering price using delayed delivery contracts. These contracts provide for payment and delivery on a specified date in the future. The applicable prospectus supplement will describe the commission payable for solicitation and the terms and conditions of these contracts.

In addition, Uruguay may offer the securities to holders of other securities issued or guaranteed by Uruguay as consideration for Uruguay’s purchase or exchange of the other securities, including as part of a reprofiling of Uruguay’s public debt. Uruguay may conduct such an offer either (a) through a publicly announced tender or exchange offer for the other securities or (b) through privately negotiated transactions. This type of offer may be in addition to sales of the same securities using the methods discussed above.

Non-U.S. Offerings

Uruguay will generally not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Uruguay cannot offer, sell or deliver such securities within the United States or to U.S. persons. When Uruguay offers or sells securities outside the United States, each underwriter or dealer will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each underwriter or dealer will agree that:

•	it has not offered or sold, and will not offer or sell, any of these unregistered securities within the United States, except pursuant to Rule 903 of Regulation S under the Securities Act; and

•	neither it nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts regarding these securities.

OFFICIAL STATEMENTS

Information in this prospectus whose source is identified as a publication of, or supplied by, Uruguay or one of Uruguay’s agencies or instrumentalities relies on the authority of such publication as a public official document of Uruguay. All other information in this prospectus, any prospectus supplement and in the registration statement for the securities that Uruguay has filed with the SEC (of which this prospectus is a part) is included as an official public statement made on the authority of Ms. Azucena Arbeleche, the Minister of Economy and Finance of Uruguay.

VALIDITY OF THE SECURITIES

The following persons, whose addresses will appear on the inside back cover of the applicable prospectus supplement or pricing supplement, will give opinions regarding the validity of the securities:

For Uruguay:

•	as to all matters of Uruguayan law, Counsel to the Ministry of Economy and Finance of Uruguay; and

•	as to all matters of U.S. law, Cleary Gottlieb Steen & Hamilton LLP, special U.S. counsel to Uruguay or any other counsel to Uruguay named in the applicable prospectus supplement.

For the underwriters, if any:

•	as to all matters of U.S. law, any U.S. counsel to the underwriters named in the applicable prospectus supplement; and

•	as to all matters of Uruguayan law, any Uruguayan counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Uruguayan law:

•

Cleary Gottlieb Steen & Hamilton LLP, or any other counsel to Uruguay named in the applicable prospectus supplement, may rely on the opinion of Counsel to the Ministry of Economy and Finance of Uruguay; and

•	Any U.S. counsel to the underwriters may rely on the opinions of Counsel to the Ministry of Economy and Finance of Uruguay and any Uruguayan counsel to the underwriters.

As to all matters of U.S. law:

•

Counsel to the Ministry of Economy and Finance of Uruguay may rely on the opinion of Cleary Gottlieb Steen & Hamilton LLP, or any other counsel to Uruguay named in the applicable prospectus supplement; and

•	Any Uruguayan counsel to the underwriters may rely on the opinion of any U.S. counsel to the underwriters.

AUTHORIZED REPRESENTATIVE

The Authorized Representative of Uruguay in the United States is Andrés Augusto Durán Hareau, the Uruguayan Chargé d’affaires ad interim in the United States of America, whose address is 1913 I Street N.W., Lobby, Washington, D.C. 20006.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement that Uruguay filed with the U.S. Securities and Exchange Commission. This prospectus does not contain all of the information provided in the registration statement. For further information, you should refer to the registration statement.

Uruguay is not subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Uruguay commenced filing annual reports on Form 18-K with the SEC on a voluntary basis beginning with its fiscal year ended December 31, 2004. These reports include certain financial, statistical and other information concerning Uruguay. Uruguay may also file amendments on Form 18-K/A to its annual reports for the purpose of filing with the SEC exhibits which have not been included in the registration statement to which this prospectus and any prospectus supplements relate. When filed, these exhibits will be incorporated by reference into this registration statement.

You can request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the SEC. You may also read and copy these documents at the SEC’s public reference room in Washington, D.C.:

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

Any filings that Uruguay makes electronically are available to the public over the Internet at the SEC’s website (www.sec.gov). Please call the SEC at 1-800-SEC-0330 for further information.

The SEC allows Uruguay to incorporate by reference some information that Uruguay files with the SEC. Incorporated documents are considered part of this prospectus. Uruguay can disclose important information to you by referring you to those documents. The following documents, which Uruguay has filed or will file with the SEC, are considered part of and incorporated by reference in this prospectus, any accompanying prospectus supplement and any accompanying pricing supplement:

•	Uruguay’s annual report on Form 18-K for the year ended December 31, 2022 filed with the SEC on June 15, 2023 (File No. 333-07128) (the “2022 Annual Report”);

•	Amendment No. 1 on Form 18-K/A to the 2022 Annual Report, filed with the SEC on July 5, 2023 (File No. 333-07128); and

•	Each subsequent annual report on Form 18-K and any amendment on Form 18-K/A filed after the date of this prospectus and prior to the termination of the offering of the debt securities and/or warrants.

Later information that Uruguay files with the SEC will update and supersede earlier information that it has filed.

Any person receiving a copy of this prospectus may obtain, without charge and upon request, a copy of any of the above documents (including only the exhibits that are specifically incorporated by reference in them). Requests for such documents should be directed to:

República Oriental del Uruguay

c/o Debt Management Unit

Colonia 1089—Third Floor

11100 Montevideo

República Oriental del Uruguay

Fax No.: +598-2-1712-2688

Telephone No.:+598-2-1712-2785

Attention: Debt Management Unit

Website*: www.gub.uy/

*

Neither the government nor any dealers, agents or underwriters acting on behalf of Uruguay in connection with the offer and sale of securities as contemplated in this prospectus accept any responsibility for information included on this website, and its contents are not intended to be incorporated by reference into this prospectus.

THE ISSUER

República Oriental del Uruguay

c/o Ministry of Economy and Finance

Colonia 1089—Third Floor

11100 Montevideo

Uruguay

LUXEMBOURG PAYING AGENT AND LUXEMBOURG TRANSFER AGENT

The Bank of New York Mellon SA/NV, Luxembourg Branch

Vertigo Building – Polaris

2-4 rue Eugène Ruppert L-2453

Luxembourg EB6-0000

LEGAL ADVISORS

To Uruguay as to U.S. law: Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, New York 10006 United States	To Uruguay as to Uruguayan law: Dra. Gabriela Tobías Pedronzo Counsel to the Ministry of Economy and Finance of the Republic of Uruguay Colonia 1089 11100 Montevideo, Uruguay

República Oriental del Uruguay

Part II

(That required by Items (11), (13) and (14) of Schedule B of the Securities Act of 1933.)

1. The following are the estimated expenses, other than underwriting discounts and commissions, of the issuance and distribution of the securities being registered.

SEC registration fee	US$551,000
Trustee Agent fees and expenses	US$*
Legal fees and expenses	US$*
Printing expenses	US$*
Other	US$*

Total	US$*

*	Expenses are presently not known and cannot be estimated.

2. Uruguay hereby agrees to furnish copies of the opinions of Counsel of the Ministry of Economy and Finance of the Republic and of Cleary Gottlieb Steen & Hamilton LLP (or other counsel of the Republic named in the applicable prospectus supplement) with respect to the legality of each issuance of the debt securities and/or warrants under this registration statement in a post-effective amendment to this registration statement or in an amendment to the Registrant’s annual report on Form 18-K or in any report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

UNDERTAKINGS

The Registrant hereby undertakes:

(a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)

to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.

(b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities covered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(e) That, for the purpose of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report on form 18-K or amendments thereto under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered thereby, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONTENTS

This registration statement consists of:

(1)	The Facing Sheet.

(2)	The Cross Reference Sheet.

(3)	An Explanatory Note.

(4)	Part I consisting of the Prospectus.

(5)	Part II consisting of pages numbered II-1 through II-5.

(6)	The following exhibits:

A.	Form of Underwriting Agreement.*

B.	Form of Indenture, including form of Debt Securities.**

C.	Form of Warrant Agreement.***

D.	Form of Warrant.***

E.	Opinion of Counsel of the Ministry of Economy and Finance of República Oriental del Uruguay.****

F.	Opinion of Cleary Gottlieb Steen & Hamilton LLP.****

G.	Consent of Azucena Arbeleche, Minister of Economy and Finance of República Oriental del Uruguay (included on page II-4).

H.	Consent of Counsel of the Ministry of Economy and Finance of República Oriental del Uruguay (included in Exhibit E).

I.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit F).

*	Filed as an exhibit to Uruguay’s registration statement on Schedule B with File No. 333-142594 and incorporated herein by reference.
**

Filed with the SEC on October 19, 2015 as an exhibit to Amendment No. 1 on Form 18-K/A to the annual report of the Republic of Uruguay for the year ended December 31, 2014 and incorporated herein by reference.

***	To be filed by amendment or in any report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.
****	Previously filed as an exhibit to this Registration Statement and incorporated herein by reference.

SIGNATURE OF THE REGISTRANT

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant, República Oriental del Uruguay, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 5th day of July 2023.

*By:	/s/ Azucena Arbeleche
Azucena Arbeleche Minister of Economy and Finance of República Oriental del Uruguay

*	Consent is hereby given to the use of her name in connection with the information specified in this registration statement or amendment to have been supplied by her and stated on her authority.

SIGNATURE OF AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of the Registrant, has signed this registration statement in the City of Washington, D.C., on the 5th day of July 2023.

By:	/s/ Andrés Augusto Durán Hareau
Andrés Augusto Durán Hareau Authorized Representative of República Oriental del Uruguay in the United States

EXHIBIT INDEX

Exhibit

A.	Form of Underwriting Agreement.*

B.	Form of Indenture, including form of Debt Securities.**

C.	Form of Warrant Agreement.***

D.	Form of Warrant.***

E.	Opinion of Counsel of the Ministry of Economy and Finance of República Oriental del Uruguay.****

F.	Opinion of Cleary Gottlieb Steen & Hamilton LLP.****

G.	Consent of Azucena Arbeleche, Minister of Economy and Finance of República Oriental del Uruguay (included on page II-4).

H.	Consent of Counsel of the Ministry of Economy and Finance of República Oriental del Uruguay (included in Exhibit E).

I.	Consent of Cleary Gottlieb Steen & Hamilton LLP (included in Exhibit F).

*	Filed as an exhibit to Uruguay’s registration statement on Schedule B with File No. 333-142594 and incorporated herein by reference.
**

Filed with the SEC on October 19, 2015 as an exhibit to Amendment No. 1 on Form 18-K/A to the annual report of the Republic of Uruguay for the year ended December 31, 2014 and incorporated herein by reference.

***	To be filed by amendment or in any report filed under the U.S. Securities Exchange Act of 1934 that is incorporated by reference in this registration statement.
****	Previously filed as an exhibit to this Registration Statement and incorporated herein by reference.